UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2026
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Update on the Corporate Reorganization to Consolidate the Healthcare Businesses of Bradesco Organization in Odontoprev

Banco Bradesco S.A. (B3: BBDC3, BBDC4) (“Bradesco”), in continuance to the Material Fact disclosed on February 27, 2026 (“Transaction Material Fact”), related to the consolidation of the healthcare businesses of the Bradesco Organization in Odontoprev S.A. (“Odontoprev” and “Transaction”), hereby informs its shareholders and the market in general of the following developments of the Transaction, which have occurred on the date hereof, and which follow what had already been contemplated and do not bring any changes to the Transaction.

On the date hereof:

(i) as originally contemplated in the Protocol and Justification for the Merger of Shares itself, signed on February 26, 2026, the managements of Bradesco Gestão de Saúde S.A. (“BGS”), Odontoprev, Bradesco and Bradseg Participações S.A. (“Bradseg”) entered into the First Amendment to the Protocol and Justification for the Merger of Shares (“First Amendment”), pursuant to which, in addition to other adjustments with no impact on the terms and conditions of the Transaction (as described in the Transaction Material Fact), information arising from the appraisal report (dated March 5, 2026) of the BGS shares, at market value, was included for the purposes of determining the value of the capital increase of Odontoprev resulting from the Merger of Shares, pursuant to Articles 8 and 252 of Law no. 6,404/1976; and, as a consequence of the completion of such measures,

(ii) the Extraordinary General Shareholders' Meeting of Odontoprev was convened (“Odontoprev EGM”), to, in summary, resolve on: (a) the approval of the Merger of Shares (as defined in the Transaction Material Fact) of BGS by Odontoprev, including the Protocol and Justification for the Merger of Shares (as defined in the Transaction Material Fact) as amended by the First Amendment, and the respective appraisal reports; (b) the consequent capital increase of Odontoprev; (c) the amendment of Odontoprev's Bylaws, including the change of its corporate name to “Bradsaúde S.A.”; and (d) the Asset Contribution (as defined in the Transaction Material Fact) to Mediservice Operadora de Planos de Saúde S.A.; all as described in the Transaction Material Fact.

Further information and the supporting documents of the Odontoprev EGM are available in the material fact notice, convening notice and management proposal disclosed by Odontoprev itself on the date hereof and made available to shareholders at Odontoprev's registered office, on its Investor Relations website (https://ri.odontoprev.com.br), as well as on the websites of the CVM (www.gov.br/cvm) and B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br).

Bradesco will keep its shareholders and the market in general informed of any material developments related to the Transaction, pursuant to the applicable regulations.

Cidade de Deus, Osasco, SP, March 6, 2026.

Banco Bradesco S.A.

André Costa Carvalho

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 6, 2026

BANCO BRADESCO S.A.

By:	/S/André Costa Carvalho
André Costa Carvalho Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.